SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                             60 YEARS AFTER VE DAY:
                            RYANAIR LIBERATES POLAND
             5 NEW ROUTES TO POLAND & SLOVAKIA AT FARES FROM GBP3.99*

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 18th May 2005) announced 5 new routes to Poland and Slovakia. From October 30th, 2005 Ryanair will operate daily flights from London-Stansted to Gdansk, Bydgoszcz, Szczecin, Rzeszow (Poland) and a twice-daily route to Bratislava (Slovakia). Bookings can be made on Ryanair.com today from just GBP3.99*.

                               COMPARE THE FARES
ONE-WAY FARES FROM:
    ROUTE                     LOT*             RYANAIR**          %SAVING
    Gdansk                    GBP55             GBP3.99               93%
    Bydgoszcz                 GBP72             GBP3.99               95%
    Szczecin                  GBP55             GBP3.99               93%
    Rzeszow                   GBP55             GBP3.99               93%
    ROUTE                 SKY EUROPE***       RYANAIR**           %SAVING
    Bratislava                N/A              GBP3.99               N/A

(*fare source: LOT website, one-way fares excluding taxes booking 13.05.05, travel 01.11.05, all flights operated ex London Heathrow via Warsaw) (**Ryanair fares one-way excluding taxes)
(***Sky Europe website, travel 01.11.05)

Announcing Ryanair's new routes in London today, Michael Cawley, Deputy CEO said:

        "In 2004 Michael O'Leary said: "Who wants to go to Gdansk? There ain't a lot there after you've seen the shipyard wall". There he goes - wrong again. A big piece of humble pie later and it's RE (Ryanair in Europe) Day as Ryanair liberates Poland from the tyranny of high fares. British Tourists can now discover Poland and decide for themselves what Gdansk, Bydgoszcz, Szczecin, and Rzeszow have to offer without paying the high fares of LOT and Easyjet.

        "Today, we also add a new route to Bratislava in Slovakia, which has the added appeal of its proximity to Vienna, a destination which until today could only be accessed at prohibitively high fares.
        "These five new routes mean British passengers will save over GBP60M on the high fares of other airlines and will benefit from Ryanair's unbeatable punctuality and customer service".

Ends.                         Wednesday, 18th May 2005

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300

RESERVATIONS

Book online at www.RYANAIR.COM - the low fares website

Ryanair is Europe's No. 1 low fares airline with 229 low fare routes across 20 countries. The airline has 12 European bases and by the end of 2005 will operate an entire fleet of 96 new Boeing 737-800 aircraft with firm orders for a further 129 which will be delivered over the following 6 years. Ryanair currently employs a team of 2,600 people and will carry in excess of 34 million scheduled passengers in the coming financial year.

For booking & further information visit www.ryanair.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 May 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director